





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8510 Colonnade Center Drive, Suite 150
(No. and Street)

Raleigh	NC	27615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Crapps (404) 579-0747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs. P. C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William Crapps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William H. Crapps Jr.

Signature

Chief Financial Officer/FinOps

Title

Beverly Omari

Notary Public

BEVERLY OMARI NOTARY PUBLIC EXP. Sept. 19, 2022 DEKALB COUNTY, GA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2019



HATTERAS
FUNDS

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule and Report of Independent

Registered Public Accounting Firm for the Year Ended December 31, 2019

Hatteras Capital Distributors, LLC
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hatteras Capital Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hatteras Capital Distributors, LLC 's management. Our responsibility is to express an opinion on Hatteras Capital Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Hatteras Capital Distributors, LLC's financial statements. The supplemental information is the responsibility of Hatteras Capital Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2020

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Financial Statements

Hatteras Capital Distributors, LLC

Statement of Financial Condition

December 31.	2019
Assets	
Cash and Cash Equivalents	69,833
Due From Affiliate	177,481
Prepaid expenses and other assets	29,750
Total Assets	277,064
Liabilities	
Accrued expenses and account payable	10,210
Total Liabilities	10,210
Equity	266,854
Total Liabilities and Equity	277,064

The accompanying notes are an integral part of these financial statements ·

Hatteras Capital Distributors, LLC

Statement of Operations

Year ended December 31,	2019
Revenues:	
Service fees	1,122,076
12(b)-1 Revenues	10,459
Total Revenues	1,132,535
Expenses:	
Payroll and Related Expenses	491,835
Marketing events and Materials	66,203
Travel, meals and entertainment	174,510
12(b)-1 expenses	8,808
Professional fees	32,215
Regulatory fees and expenses	23,352
Office expenses	49,974
Rent	70,314
Depreciation	40,546
Sub-distributor fees	8,333
Other expenses	26,334
Insurance	20,752
Total Expenses	1,013,176
Net Income:	119,359

The accompanying notes are an integral part of these financial statements.

6

Hatteras Capital Distributors, LLC Statement of Changes in Member's

Equity

Beginning equity, December 31, 2018	147,495
Net Income	119,359
Ending equity, December 31, 2019	266,854

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,	2019
Operating Activities	
Net Income	119,359
Adjustments to reconcile net income to net cash provided by operations	
Change in receivable from 12(b)-1 plan	3,657
Change in due from affiliate	(208,216)
Change in prepaid and other assets	(281)
Change in accounts payable and accrued expenses	(1,456)
Net Cash Used by Operating Activities	(86,937)
Cash and Cash equivalents, beginning of year	156,770
Cash and Cash Equivalents, end of year	69,833

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC
Notes to Financial Statements

1.   Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina, and is a wholly owned subsidiary of Hatteras Funds, LP (the "Advisor"). The Advisor provides investment advisory services to various affiliated funds and general partnerships.

On January 5, 2016, the Company, along with the Advisor, was purchased by Raleigh Acquisition Corporation, an LLC formed by members of the Company's management to acquire the assets of the Company and Hatteras Funds from RCS Capital Corporation. The Advisor was subsequently renamed Hatteras Funds, LP.

HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited-use broker dealer pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold customer funds or safe-keep customer securities.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents
The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company did not have cash balances as of December 31, 2019 that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2019, nor at any point during the twelve-months ended December 31, 2019. The Company defines Cash and Cash Equivalents as highly liquid instruments with original maturities of less than 90 days.

Service Fees Receivable and Due from Affiliates
The Company records service fee receivables by providing services to various funds managed and advised by Hatteras Funds. As provided in the fund servicing agreements, the Company will assist with investor communications, maintenance of fund records, and provide various other services related to the funds' operations: The Company records service fees receivable when fees have been earned but not yet paid on services provided to unrelated parties. The Company also provides services to Hatteras Funds under terms of a written agreement between the Company and Hatteras Funds. The Company records fees receivable from Hatteras Funds when earned but not yet paid as Due from Affiliate in the Company's financial statements. When applicable, amounts owed for services provided by Hatteras Funds and service fees to be received from Hatteras Funds are presented   net in the Company's Statement of Financial Position. At December 3 1, 2019, $177,481 was due from Hatteras Funds.

Revenue Recognition
On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for

recognizing revenue from contracts with customers that fall within its scope. Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include, Fund Servicing Agreements and a 12b-1 Plan.

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Fund Servicing Agreements:
The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured. The Company earns service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements. Service fees are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator.

12(b)-l Plan:
The Company is the distributor for certain affiliated funds which maintain a 12(b)-1 Plan. The Company has engaged Quasar, a division of US Bank Fund Services, as sub-distributor to administer the 12(b)-1 Plan. The Company maintains an account at the various funds which offer shares under the 12(b)-l Plan, which are used to pay expenses related to the marketing and selling of fund shares, such as compensating brokers and others who sell fund shares, and paying for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The Company recognizes revenue as earned from the assets under management in the share classes under the plan and expenses under the 12(b)-1 plan as the Company remits 12(b)-l plan fees to third party selling brokers.

Commissions and other direct variable distribution costs are paid to unrelated distributors by the Company in connection with the sales of certain investment products that entitle the Company to collect 12(b)-1 plan revenues and contingent deferred sales charges. Such deferred acquisition costs are capitalized by the Company and amortized over the term of the contingent deferred sales charge period, which is typically twelve months from the date of investment. During 2018, there were no capitalized deferred acquisition costs or amortization expense for CDSC costs.

The Company's distribution relationship with the affiliated funds ended in March 2019.

Expenses
The Company recognizes expenses in its Statement of Income as expenses are incurred. The Company is party to a written expense sharing agreement with Hatteras Funds, with whom the Company shares office facilities. The expense sharing agreement results in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds in conducting activities of the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense sharing percentages and estimates remain reasonable. No changes in those expense sharing percentages and estimates have occurred throughout 2019.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Under FASB ASC 740- 1 0, the Company is required to evaluate each of its tax position to determine if they are more likely than not to be sustained if the taxing authority examines the respective posit ion. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company is evaluating new accounting standards and will implement as necessary.

Hatteras Capital Distributors, LLC

Notes to Financial Statements

2. Related Party Transactions

Included in the Statement of Income are service fees from affiliated entities. In addition, the Statement of Income includes operating expenses resulting from the expense sharing agreement in place with Hatteras Funds. At December 31, 2019, $177,481 was due from affiliated entities. The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2019:

Revenues:	
Service fees	1,122,076
12(b)-1 Revenues	10,459
Total Revenues	1,132,535
Expenses:	
Payroll and Related Expenses	491,835
Marketing events and Materials	52,100
Travel, meals and entertainment	195,457
Professional fees	6,988
Office expenses	33,976
Rent	70,315
Depreciation	40,545
Other expenses	17,332
Insurance	10,600
Total Expenses	919,148
Net Income:	213,387

3. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-l, which requires the Company to maintain minimum net capital, us defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had regulatory net capital of $59,623 which is $54,623 in excess of the Company's net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.1712 to1.0.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, claims exemption from SEC Rule l5c3-3, under the provision in section k(2)(i).

4. Subsequent Events

The Company has evaluated subsequent events through February 25, 2020, the date the financial statements were issued, and determined that there were no subsequent events that required disclosure.

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hatteras Capital Distributors, LLC

We have reviewed management's statements, included in the accompanying Hatteras Capital Distributors, LLC's Annual Exemption Report, in which (1) Hatteras Capital Distributors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hatteras Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hatteras Capital Distributors, LLC stated that Hatteras Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hatteras Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hatteras Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2020



HATTERASFUNDS.COM / T: (919) 846-2324 / F: (919) 846-3433
8510 COLONNADE CENTER DRIVE / SUITE 150 / RALEIGH, NC 27615-3050

HATTERAS
FUNDS

Hatteras Capital Distributors, LLC's Exemption Report

Hatteras Capital Distributors, LLC ("Company") is a registered broker-dealer subject to SEC rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17-a-5(d)(1) and (4).

To the best of its knowledge and belief the company states the following:

Throughout the fiscal year ended December 31, 2019 the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i)("independent exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Hatteras Capital Distributors, LLC

I, William Crapps, affirm that to my best knowledge and belief, the Exemption Report is true and correct.

(Signature) William Crapps

Chief Financial Officer

February 20, 2020

Supplementary Information

Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December	2019
Computation of Net Capital Pursuant to Rule 15c3-1	
Computation of Net Capital:	
Total member's equity from statement of financial condition	$ 266,854
Less: Non allowable assets:	
Other assets	207,231
Net Capital	59,623
Computation of Basic Net Capital Requirement:	
6-2/3% of $10,210, aggregate indetedness	681
Minimum net capital required, pursuant to Rule 15c3-1	5,000
Minimum dollar net capital requirements of reporting broker/dealer	5,000
Excess net capital	54,623
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	10,210
Total Aggregate Indebtedness	10,210
Percentage of Aggregated Indebtedness to Net Capital	17.12%

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as of December 31, 2018 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

Hatteras Capital Distributors, LLC

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt form the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of its customers.

Hatteras Capital Distributors, LLC

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Hatteras Capital Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hatteras Capital Distributors, LLC and the SIPC, solely to assist you and SIPC in evaluating Hatteras Capital Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Hatteras Capital Distributors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hatteras Capital Distributors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Hatteras Capital Distributors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2020

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67555 FINRA DEC
Hatteras Capital Distributors
Hatteras Capital
8510 Colonnade Center Dr. STE 150
Raleigh, NC 27615-5861

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Allison Zollicoffer
(984) 204-4280

2. A.	General Assessment (item 2e from page 2)	$ 1,683.95
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______________ Date Paid	(886.05)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	797.90
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 797.90

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hatteras Capital Distributors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 15th day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2019
and ending 12-31-2019

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,132,535
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,900
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	9,900
2d. SIPC Net Operating Revenues	$ 1,122,635
2e. General Assessment @ .0015	$ 1,683.95

(to page 1, line 2.A.)

2